

Mail Stop 6010

February 12, 2008

Mr. Paul Coghlan
Vice President of Finance and Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

   RE: **Linear Technology Corporation**
      Form 10-K for the fiscal year ended July 1, 2007
      Filed August 24, 2007
      File No. 0-14864

Dear Mr. Coghlan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended July 1, 2007 filed August 24, 2007</u>

<u>Notes to Consolidated Financial Statements, page 32</u>

<u>Revenue Recognition, page 33</u>

1.   We note that because of the sales price rebates and product return rights you grant to domestic distributors, you defer recognizing revenue on sales until the distributor sells the product to its customer. We also note that when you defer recognizing revenue you relieve inventory, record a receivable on the initial sale to the distributor and that the income to be derived from distributor sales is recorded as a current liability on the balance sheet as "deferred income on shipment to distributors" until such time as the distributor confirms a final sale to its end customer.

- Tell us and revise the note in future filings to clarify how you treat the costs of sales made to distributors.

- Explain to us how that you considered the guidance in paragraph 6 of SFAS 48, if at all, in determining the appropriate accounting treatment.

- If you defer these costs, tell us and revise future filings to disclose how the deferred costs are presented on your balance sheet.

- Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

- To the extent you present both the deferred costs of sales and the deferred revenue within the "deferred income on shipments to distributors" current liability caption of the balance sheet, please explain how that presentation complies with paragraph 5 of FIN 39 which permits the offsetting of assets and liabilities only when a legal right of setoff exists.

- Tell us the amounts of gross deferred cost of sales and gross deferred income on shipments to distributors presented in that balance sheet caption as of July 2, 2006, July 1, 2007 and December 30, 2007.

2.   You disclose that the agreements with domestic distributors permit them to physically return products to you and it appears that you are unable to estimate the amounts of these returns. We also note that the company <u>relieves inventory</u> and records a receivable on the <u>initial sale</u> to the domestic distributor as title has

Paul Coghlan
Linear Technology Corporation
February 12, 2008
Page 3

passed to the distributor. Please discuss in detail your rationale under US GAAP for relieving inventory at the time of shipment to the distributor. Please reference the specific authoritative literature on which you have based your policy.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and

related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief